As filed with the Securities and Exchange Commission on December 23, 2019

Securities Act File No. 333-231649

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK EQUITY DIVIDEND FUND

(Exact Name of Registrant as Specified in the Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices)

Registrant’s Telephone Number: (800) 441-7762

John M. Perlowski

BLACKROCK EQUITY DIVIDEND FUND

55 East 52nd Street

New York, New York 10055

United States of America

(Name and Address of Agent for Service)

Copies to:

John A. MacKinnon, Esq. Jesse C. Kean, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019	Janey Ahn, Esq. BlackRock Advisors, LLC 55 East 52nd Street New York, New York 10055

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of securities being registered: Shares of Beneficial Interest, par value $0.10 per Share. Calculation of Registration Fee under the Securities Act of 1933: No filing fee is required because of reliance on Section 24(f) and Rule 24f-2 under the Investment Company Act of 1940.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-231649) (the “N-14 Registration Statement”) consists of the following:

1.    Facing Sheet.

2.    Part C Information.

3.    Exhibits.

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Prospectus/Information Statement filed on July 19, 2019 pursuant to Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin LLP, counsel for the Registrant, as Exhibit 12(a) to the N-14 Registration Statement. The tax opinion relates to the reorganization of FDP BlackRock Equity Dividend Fund, a series of FDP Series, Inc., into BlackRock Equity Dividend Fund.

PART C.

OTHER INFORMATION

Item 15.	Indemnification

Indemnification of BlackRock Advisors, LLC is provided for in Section 13 of the Fifth Amended and Restated Securities Lending Agency Agreement incorporated herein by reference as Exhibit 13(d).

Section 5.3 of the Registrant’s Declaration of Trust states:

“5.3 Mandatory Indemnification. The Trust shall indemnify each of its Trustees, officers, employees, and agents (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a Trustee, officer, employee or agent, except with respect to any matter as to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person. The rights accruing to any Person under these provisions shall not exclude any other right to which he may be lawfully entitled; provided that no Person may satisfy any right of indemnity or reimbursement granted herein or in Section 5.1 or to which he may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any Person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this Section 5.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification.”

Insofar as the conditional advancing of indemnification monies for actions based upon the Investment Company Act of 1940 may be concerned, such payments will be made on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation of presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount to which it is ultimately determined that he is entitled to receive from the Registrant by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant’s disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

The Registrant has purchased an insurance policy insuring its officers and Trustees against liabilities, and certain costs of defending claims against such officers and Trustees, to the extent such officers and Trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties.

Article IV, Section 1 of the Registrant’s By-Laws states:

“Section 1. No Personal Liability of Directors or Officers. No Director, advisory board member or officer of the Fund shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Fund or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his or her duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the assets of the Fund for satisfaction of claims of any nature arising in connection with the affairs of the Fund. If any Director, advisory board member or officer, as such, of the Fund, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, such person shall not, on account thereof, be held to any personal liability. Any repeal or modification of the Charter or this Article IV Section 1 shall not adversely affect any right or protection of a Director, advisory board member or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.”

Article IV, Section 2 of the Registrant’s By-Laws states:

“Section 2. Mandatory Indemnification.

(a) The Fund hereby agrees to indemnify each person who is or was a Director, advisory board member or officer of the Fund (each such person being an “Indemnitee”) to the full extent permitted under applicable law against any and all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and legal fees and expenses reasonably incurred by such Indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which such person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while acting in any capacity set forth in this Article IV by reason of having acted in any such capacity, whether such liability or expense is asserted before or after service; provided, however, that no Indemnitee shall be indemnified hereunder against any liability to any person or any expense of such Indemnitee arising with respect to any matter as to which the Indemnitee shall have been adjudicated to have engaged in by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of the Indemnitee’s position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “Disabling Conduct”). The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Fund, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder in any action that is disposed of by a settlement, compromise payment, consent decree, or otherwise unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such Indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (A) a majority vote of a quorum of those Directors who are both Independent Directors and not parties to the proceeding (“Independent Non-Party Directors”), that the Indemnitee is entitled to indemnification hereunder, or (B) if such quorum is not obtainable or even if obtainable, if such majority so directs, a Special Counsel in a written opinion concludes that the Indemnitee should be entitled to indemnification hereunder.

(c) Notwithstanding the foregoing, to the extent that an Indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

(d) The Fund shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder, to the full extent permitted under applicable law, only if the Fund receives a written undertaking by the Indemnitee to reimburse the Fund if it shall ultimately be determined that the standards of conduct necessary for indemnification have not been met. In addition, at least one of the following conditions must be met: (i) the Indemnitee shall provide adequate security for his or her undertaking, (ii) the Fund shall be insured against losses arising by reason of any lawful advances or (iii) a majority of a quorum of the Independent Non-Party Directors, or if such quorum is not obtainable or even if obtainable, if a majority vote of such quorum so direct, Special Counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the Indemnitee ultimately will be found entitled to indemnification.

(e) The rights accruing to any Indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under the Charter, these Bylaws or any statute, insurance policy, agreement, vote of Shareholders or Independent Directors or any other right to which such person may be lawfully entitled.

(f) The Fund shall indemnify and provide for the advance payment of expenses to its employees and agents (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest, as a shareholder, creditor or otherwise in any capacity at the request of the Fund) to the full extent required under the Charter. Subject to any limitations provided by the 1940 Act and the Charter, the Fund shall have the power and authority to indemnify and provide for the advance payment of expenses to other Persons providing services to the Fund to the full extent permitted for corporations organized under the corporations laws of the state in which the Fund was formed, provided that such indemnification has been approved by a majority of the Directors.

(g) Any repeal or modification of the Charter or Section 2 of this Article IV shall not adversely affect any right or protection of any person who is or was a Director, any advisory board member or any officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.”

Article IV, Section 4 of the Registrant’s By-Laws states:

“Section 4. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IV or the Charter shall, continue as to a person who has ceased to be a Director, advisory board member or officer and shall inure to the benefit of the heirs, executors and personal and legal representatives of such a person.”

Article IV, Section 5 of the Registrant’s By-Laws states:

“Section 5. Insurance. The Directors may maintain insurance for the protection of the Fund’s property, the Shareholders, Directors, officers, employees and agents in such amount as the Directors shall deem adequate to cover possible tort liability, and such other insurance as the Directors in their sole judgment shall deem advisable or is required by the 1940 Act.”

Insofar as the conditional advancing of indemnification moneys for actions based upon the Investment Company Act of 1940, as amended, may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount which it is ultimately determined that he is entitled to receive from the Registrant by reason of indemnification; and (iii) (a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant’s disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts that the recipient of the advance ultimately will be found entitled to indemnification.

In Section 9 of the Amended and Restated Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act, against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits

1	—	Declaration of Trust

(a)	—	Declaration of Trust of the Registrant is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A, filed on November 28, 1995.

(b)	—	Amendment to Declaration of Trust of the Registrant, dated July 14, 1987, is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A, filed on November 28, 1995.

(c)	—	Instrument establishing Class A Shares and Class B Shares of the Registrant is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A, filed on November 28, 1995.

(d)	—	Certificate of Amendment to Declaration of Trust and Establishment and Designation of Class C and Class D shares, dated October 19, 1994, is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A, filed on November 28, 1995.

(e)	—	Amendment to Declaration of Trust of the Registrant, dated December 27, 2000, is incorporated herein by reference to identically numbered Exhibit to Post-Effective Amendment No. 17 to the Registrant’s Registration Statement on Form N-1A, filed on December 28, 2000.

(f)	—	Establishment and Designation of Classes, dated December 13, 2002, is incorporated herein by reference to identically numbered Exhibit to Post-Effective Amendment No. 20 to the Registrant’s Registration Statement filed on Form N-1A, filed on December 27, 2002.

(g)	—	Establishment and Designation of Classes, dated March 18, 2003, is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 21 to the Registrant’s Registration Statement on Form N-1A, filed on November 24, 2003.

(h)	—	Certificate of Amendment to Declaration of Trust of the Registrant, dated September 24, 2003, is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 21 to the Registrant’s Registration Statement on Form N-1A, filed on November 24, 2003.

(i)	—	Form of Certificate of Establishment and Designation of Classes is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement on Form N-1A, filed on September 29, 2006.

(j)	—	Form of Amendment changing the name of the Registrant to BlackRock Equity Dividend Fund is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement on Form N-1A, filed on September 29, 2006.

(k)	—	Form of Amended and Restated Establishment and Designation of Classes is incorporated herein by reference to Exhibit 1(k) to Post-Effective Amendment No. 34 to the Registrant’s Registration Statement on Form N-1A, filed on November 28, 2011.

(l)	—	Amended and Restated Establishment and Designation of Classes, dated January 25, 2016, is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 47 to the Registrant’s Registration Statement on Form N-1A, filed on March 24, 2016.

(m)	—	Amended and Restated Establishment and Designation of Classes, dated December 10, 2018, is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 55 to the Registrant’s Registration Statement on Form N-1A, filed on November 22, 2019.

2	—	By-Laws

(a)	—	Amended and Restated By-Laws of the Registrant, dated November 14, 2017, is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A, filed on November 21, 2017.

3	—	Voting Trust Agreements

(a)	—	Not applicable.

4	—	Plan of Reorganization

(a)	—	Form of Agreement and Plan of Reorganization is included in Appendix II to the Combined Prospectus/Information Statement.

5	—	Instruments Defining Rights of Security Holders

(a)	—	Instruments Defining Rights of Security Holders. Incorporated by reference to Exhibits 1 and 2 above.

6	—	Investment Advisory Agreements

(a)	—	Form of Management Agreement between the Registrant and BlackRock Advisors, LLC (the “Manager”), dated September 29, 2006, is incorporated herein by reference to an Exhibit to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement on Form N-1A, filed on September 29, 2006.

(b)	—	Form of Amendment No. 1 to the Investment Management Agreement is incorporated herein by reference to Exhibit 4(c) to Post-Effective Amendment No. 34 to the Registrant’s Registration Statement on Form N-1A, filed on November 28, 2011.

(c)	—	Amendment No. 2 to the Investment Management Agreement, dated June 1, 2012, is incorporated herein by reference to Exhibit 4(d) to Post-Effective Amendment No. 36 to the Registrant’s Registration Statement on Form N-1A, filed on November 27, 2012.

(d)	—	Amendment No. 3 to the Investment Management Agreement, dated June 1, 2012, is incorporated herein by reference to Exhibit 4(d) to Post-Effective Amendment No. 40 to the Registrant’s Registration Statement on Form N-1A, filed on November 25, 2014.

(e)	—	Amendment No. 4 to the Investment Management Agreement, dated June 17, 2016, is incorporated herein by reference to Exhibit 4(e) to Post-Effective Amendment No. 49 to the Registrant’s Registration Statement on Form N-1A, filed on November 22, 2016.

7	—	Underwriting and Distribution Contracts

(a)	—	Form of Amended and Restated Distribution Agreement between the Registrant and BlackRock Investments, LLC is incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A of BlackRock Advantage U.S. Total Market Fund, Inc. (File No. 2-60836), filed on July 26, 2019.

8	—	Bonus or Profit Sharing Contracts

(a)	—	Not applicable.

9	—	Custodian Agreements

(a)	—	Master Custodian Agreement between Registrant and State Street Bank and Trust Company, dated December 31, 2018, is incorporated herein by reference to Exhibit 7(g) to Post-Effective Amendment No. 943 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on February 28, 2019.

10	—	Rule 12b-1 and Rule 18f-3 Plans

(a)	—	Form of Investor A Shares Distribution Plan is incorporated herein by reference to Exhibit 13(a) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Advantage Global Fund, Inc. (formerly BlackRock Global SmallCap Fund, Inc.) (File No. 33-53399), filed on October 28, 2008.

(b)	—	Exhibit A to the Investor A Shares Distribution Plan, amended as of October 30, 2019, is incorporated herein by reference to Exhibit 13(d) to Post-Effective Amendment No. 314 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed on October 30, 2019.

(c)	—	Form of Investor C Shares Distribution Plan is incorporated herein by reference to Exhibit 13(c) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Advantage Global Fund, Inc. (formerly BlackRock Global SmallCap Fund, Inc.) (File No. 33-53399), filed on October 28, 2008.

(d)	—	Exhibit A to the Investor C Shares Distribution Plan, amended as of April 10, 2019, is incorporated herein by reference to Exhibit 13(d) to Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A of BlackRock Advantage U.S. Total Market Fund, Inc. (File No. 2-60836), filed on July 26, 2019.

(e)	—	Form of Class R Shares Distribution Plan is incorporated herein by reference to Exhibit 13(d) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Advantage Global Fund, Inc. (formerly BlackRock Global SmallCap Fund, Inc.) (File No. 33-53399), filed on October 28, 2008.

(f)	—	Exhibit A to the Class R Shares Distribution Plan, amended as of April 10, 2019, is incorporated herein by reference to Exhibit 13(f) to Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A of BlackRock Advantage U.S. Total Market Fund, Inc. (File No. 2-60836), filed on July 26, 2019.

(g)	—	Form of Service Shares Distribution Plan is incorporated herein by reference to Exhibit 13(e) to Post-Effective Amendment No. 27 to the Registrant’s Registration Statement on Form N-1A, filed on November 25, 2008.

(h)	—	Exhibit A to the Service Shares Distribution Plan, amended as of April 10, 2019, is incorporated herein by reference to Exhibit 14(a) to Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A of BlackRock Large Cap Series Funds, Inc. (File No. 333-89389), filed on October 25, 2019.

(i)	—	Form of Investor C1 Shares Distribution Plan is incorporated herein by reference to Exhibit 13(e) to Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of BlackRock Utilities and Telecommunications Fund, Inc. (File No. 33-37103) filed on November 25, 2008.

(j)	—	Amended and Restated Plan pursuant to Rule 18f-3 is incorporated herein by reference to Exhibit 14 to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Managed Account Series (File No. 333-124463), filed on November 30, 2018.

11	—	Legal Opinions

(a)	—	Opinion of Morgan Lewis & Bockius LLP as to the legality of the securities is incorporated herein by reference to an Exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, filed on July 17, 2019.

12	—	Tax Opinions

(a)	—	Opinion of Sidley Austin LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Information Statement is filed herewith.

13	—	Other Material Contracts

(a)	—	Form of Transfer Agency and Shareholder Services Agreement between Registrant and BNY Mellon Investment Servicing (US) Inc. is incorporated herein by reference to Exhibit 8(a) to Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of BlackRock Series Fund, Inc. (File No. 2-69062), filed on April 18, 2014.

(b)	—	Form of Sixth Amended and Restated Credit Agreement among the Registrant, a syndicate of banks and certain other parties is incorporated herein by reference to Exhibit 8(i) to Post-Effective Amendment No. 947 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on April 29, 2019.

(c)	—	Administration and Fund Accounting Services Agreement, dated December 31, 2018, between Registrant and State Street Bank and Trust Company is incorporated herein by reference to Exhibit 8(k) to Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A of Managed Account Series (File No. 333-124463), filed on February 28, 2019.

(d)	—	Form of Fifth Amended and Restated Securities Lending Agency Agreement between the Registrant and BlackRock Investment Management, LLC is incorporated herein by reference to Exhibit 8(i) to Post-Effective Amendment No. 923 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on January 25, 2019.

(e)	—	Form of Amended and Restated Shareholders’ Administrative Services Agreement between the Registrant and the Manager, dated July 1, 2019, is incorporated herein by reference to Exhibit 8(k) to Post-Effective Amendment No. 305 to the Registration Statement on Form N-1A of BlackRock Funds III (File No. 33-54126), filed on July 1, 2019.

(f)	—	Form of Amended Accounting Support Services Agreement between the Registrant and the Manager is incorporated herein by reference to Exhibit 8(g) to Post-Effective Amendment No. 37 to the Registration Statement on Form N-1A of BlackRock Natural Resources Trust (File No. 2-97095), filed on November 24, 2015.

(g)	—	Form of Ninth Amended and Restated Expense Limitation Agreement by and between the Registrant, the Manager and BlackRock Fund Advisors is incorporated herein by reference to Exhibit 8(i) to Post-Effective Amendment No. 967 to the Registration Statement on Form N-1A of BlackRock FundsSM (File No. 33-26305), filed on November 22, 2019.

14	—	Other Opinions and Consents

(a)	—	Consent of Deloitte & Touche LLP, independent registered public accounting firm of FDP BlackRock International Fund, FDP BlackRock Capital Appreciation Fund and FDP BlackRock Equity Dividend Fund, each a series of FDP Series, Inc., BlackRock Capital Appreciation Fund, Inc. and the Registrant, is incorporated herein by reference to an Exhibit to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14, filed on July 18, 2019.

(b)	—	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of BlackRock International Fund, a series of BlackRock Series, Inc., is incorporated herein by reference to an Exhibit to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14, filed on July 18, 2019.

15	—	Omitted Financial Statements

(a)	—	Not applicable.

16	—	Power of Attorney

(a)	—	Power of Attorney is incorporated herein by reference to an Exhibit to the Registrant’s Registration Statement on Form N-14, filed on May 21, 2019.

17	—	Additional Exhibits

(a)	—	Not applicable.

Item 17.	Undertakings.

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on December 23, 2019.

BLACKROCK EQUITY DIVIDEND FUND (REGISTRANT)

By:	/S/ JOHN M. PERLOWSKI
(John M. Perlowski,
President and Chief Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN M. PERLOWSKI (John M. Perlowski)	Trustee, President and Chief Executive Officer (Principal Executive Officer)	December 23, 2019

/S/ NEAL J. ANDREWS (Neal J. Andrews)	Chief Financial Officer (Principal Financial and Accounting Officer)	December 23, 2019

BRUCE R. BOND* (Bruce R. Bond)	Trustee

SUSAN J. CARTER* (Susan J. Carter)	Trustee

COLLETTE CHILTON* (Collette Chilton)	Trustee

NEIL A. COTTY* (Neil A. Cotty)	Trustee

LENA G. GOLDBERG* (Lena G. Goldberg)	Trustee

ROBERT M. HERNANDEZ* (Robert M. Hernandez)	Trustee

HENRY R. KEIZER* (Henry R. Keizer)	Trustee

CYNTHIA A. MONTGOMERY* (Cynthia A. Montgomery)	Trustee

DONALD C. OPATRNY* (Donald C. Opatrny)	Trustee

JOSEPH P. PLATT* (Joseph P. Platt)	Trustee

MARK STALNECKER* (Mark Stalnecker)	Trustee

KENNETH L. URISH* (Kenneth L. Urish)	Trustee

CLAIRE A. WALTON* (Claire A. Walton)	Trustee

ROBERT FAIRBAIRN* (Robert Fairbairn)	Trustee

*By: /S/ JANEY AHN (Janey Ahn, Attorney-In-Fact)		December 23, 2019

EXHIBIT INDEX

Exhibit Number		Description

12(a)	—	Opinion of Sidley Austin LLP supporting the tax matters and consequences to shareholders discussed in the Combined Prospectus/Information Statement.